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                 First American Strategic Income Portfolio Inc.
                     c/o U.S. Bancorp Asset Management, Inc.
                                800 Nicollet Mall
                          Minneapolis, Minnesota 55402

                                December 31, 2002

Securities and Exchange Commission           VIA EDGAR
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:      First American Strategic Income Portfolio Inc.
         Registration Statement on Form N-14
         SEC File No. 333-102214

Dear Sir or Madam:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, First American Strategic Income Portfolio Inc. (the "Company") hereby respectfully requests the withdrawal of its above-referenced Registration Statement on Form N-14, together with all exhibits thereto, filed with the SEC on December 26, 2002 (the "Registration Statement"), effective immediately. The Registration Statement, which was filed via EDGAR as Submission Type N-14, will immediately be refiled as Submission Type N-14 8C. No securities were sold in connection with the reorganization contemplated by the Registration Statement.

         Please direct any questions with respect to this letter to Kathleen Prudhomme of Dorsey & Whitney LLP at (612) 343-7973

                                             Very truly yours,

                                             /s/ Robert H. Nelson

                                             Treasurer